Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 13 DATED JANUARY 5, 2017
TO THE PROSPECTUS DATED APRIL 27, 2016
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated April 27, 2016, Supplement No. 11, dated November 21, 2016, which consolidated and replaced all previous supplements to the prospectus, and Supplement No. 12, dated December 13, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock; and

(2)	recent individually immaterial real property acquisitions.
Status of Our Public Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of January 2, 2017, we had accepted investors’ subscriptions for and issued approximately 70,017,000 shares of Class A common stock and 13,086,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $694,156,000 and $125,130,000, respectively. As of January 2, 2017, we had approximately $1,530,714,000 in Class A shares and Class T shares of common stock remaining in the Offering.
Recent Real Property Acquisitions
The following information replaces in its entirety the first sentence of the second full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 135 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of January 5, 2017, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, Carter Validus Operating Partnership II, LP, or CVOP II, owned 100% of the fee simple interest in 51 properties located in various states, consisting of approximately 2,984,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 7.95% and average annual rent escalations of 2.17%.
Individually Immaterial Real Property Acquisitions
The following information replaces in its entirety the first sentence of the first full paragraph on page 18 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the first full paragraph on page 137 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of January 5, 2017, we purchased, since inception, 42 individually immaterial properties for an aggregate purchase price of approximately $875,639,000, plus closing costs, and consolidated annual base rent at acquisition of approximately $60,518,000.
The following information supplements, and should be read in conjunction with, the table beginning on page 18 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 137 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
The following tables summarizes the four individually immaterial properties acquired since November 21, 2016 in order of acquisition date:

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Property Description*	Location	MSA/µSA (3)	Date Acquired	Purchase Price	Property Taxes		Fees Paid to Sponsor (1)	Major Tenants (2)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Grand Rapids Healthcare Facility	Grand Rapids, MI	Grand Rapids-Wyoming, MI	12/07/2016	$43,500,000	$449,869	(5)	$870,000	Grand Rapids Women's Health, P.C.	106,807	27.53%	92.62%	06/30/2018 - 07/31/2026
								Metropolitan Hospital		25.94%
								Orthopaedic Associates of Grand Rapids, P.C.		10.98%
								Spectrum Health Hospitals		10.82%
Corpus Christi Surgery Center	Corpus Christi, TX	Corpus Christi, TX	12/22/2016	$6,350,000	$47,700	(5)	$127,000	Shoreline Surgery Center, LLP	25,102	61.31%	100.00%	12/31/2026
								Abdominal Specialists of South Texas, LLP		38.69%		08/31/2026
Chicago Data Center II	Downers Grove, IL	Chicago-Naperville-Elgin, IL-IN-WI	12/28/2016	$33,100,000	$183,690	(4)	$662,000	Ensono, LP	115,352	100.00%	100.00%	02/28/2030
Blythewood Data Center	Blythewood, SC	Columbia, SC	12/29/2016	$19,245,000	$179,372	(5)	$384,900	Atos IT Solutions and Services, Inc.	64,637	100.00%	100.00%	12/31/2030

(1)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 103 of the prospectus.

(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.

(3)	Our properties are located in the MSAs of their respective cities and as such may compete with other facilities for tenants if the current leases are not renewed.

(4)	Represents real estate taxes for 2015.

(5)	Represents real estate taxes for 2016.

*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

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